UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   October 2008            File No.    001-33491

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated October 20, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: October 20, 2008	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

DEJOUR ENTERPRISES NAMES ROBERT HOLMES AND RICHARD PATRICIO

TO ITS BOARD OF DIRECTORS

VANCOUVER, BRITISH COLUMBIA, October 20, 2008 -- Dejour Enterprises Ltd. (Amex: DEJ / TSX-V: DEJ) announces that at the Annual Meeting of Shareholders held on October 17, 2008, the shareholders elected Richard Patricio and the Board appointed Robert Holmes to the Company’s Board of Directors.  This brings the total number of directors to 7, of whom 4 are independent.  The shareholders re-elected the current members of the Board, ratified the existing stock option plan, and re-appointed Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, of Vancouver, British Columbia, as auditors of the Corporation.

Robert Holmes, 64, began as an Investment Executive with Merrill, Lynch, Pierce, Fenner & Smith, and held various senior executive positions with the firm Blyth, Eastman, Dillon & Company (purchased by Paine Webber & Co.).  In 1980, Mr. Holmes co-founded Gilford Securities, Inc., a member of the NYSE, and in 1992 founded a hedge fund, Gilford Partners.

Mr. Holmes has served on several boards including the North Central College Trustees in Naperville, IL; Board of Trustees Sacred Heart Schools Chicago; Crested Butte Academy in Crested Butte, CO; and Mary Wood Country Day School in Rancho Mirage, CA.  He graduated with a BA from North Central College in 1965.

Holmes said, "I am pleased to join the board of this exciting company and look forward to helping Dejour Enterprises realize its significant potential."

Richard Patricio, 34, is Vice President Corporate & Legal Affairs and Secretary of Brownstone Ventures Inc.(one of Dejour's major shareholders)  Prior to joining the Company, Mr. Patricio practiced law at a top tier law firm in Toronto and worked as in-house General Counsel for a senior TSX listed company.  Mr. Patricio is a lawyer qualified to practice in the Province of Ontario. Richard will also join Dejour's audit committee.

Patricio said, “I am excited to be joining Dejour’s Board of Directors. The Company is at a very interesting stage in its development.  With the Peace River Arch properties in Canada producing more than 630 BOE per day, Dejour has become more than just a large land play; it’s a rapidly growing producer of natural gas and oil.”

Dejour Chairman & CEO Robert L. Hodgkinson said, “We are very pleased to have professionals of this pedigree and talent join our board. They will be invaluable in providing direction and serving the interests of all shareholders as the Company continues to grow."

In addition, Dejour announces that Dr. Marc Bustin and Dr. Lloyd Clark have moved from the Board of Directors to the Company’s Board of Advisors.  Mr. Hodgkinson states, “Both Dr. Bustin and Dr. Clark have provided Dejour with invaluable technical advice and support over the past years and I am very pleased they wish to continue to contribute as advisors.”

About Dejour

Dejour Enterprises Ltd., an active micro cap oil and natural gas explorer and producer, strategically assembles and develops North American energy properties. The company has 150,000 net acres of premium energy assets in two of North America’s most prolific areas. Flagship properties encompass 128,000 net acres in the U.S. Rocky Mountains and 22,000 net acres in Canada’s Peace River Arch.

Dejour’s energy portfolio also includes a significant interest in uranium discovery through carried interests and control holdings of Titan Uranium, Inc. (TSX-V: TUE).

Dejour, headquartered in Vancouver, British Columbia, maintains operations offices in Denver, Colorado and Calgary, Alberta. The company is publicly traded on the American Stock Exchange (Amex: DEJ) and Toronto Venture Exchange (TSX-V: DEJ).

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO DEJOUR ENTERPRISES LTD. Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4 Phone: 604.638.5050 Facsimile: 604.638.5051 Email: investor@dejour.com	Porter, LeVay & Rose, Inc. Michael J. Porter, President Jeffrey Myhre, VP – Editorial 212-564-4700